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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25
                          Commission File No.: 0-22289

                           NOTIFICATION OF LATE FILING

                                    Form 10-Q



For Period Ended 10/31/2001


PART I. REGISTRANT INFORMATION

Wherehouse Entertainment, Inc.
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Full Name of Registrant


19701 Hamilton Avenue, Torrance, CA 90502-1311
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Street, City, State and Zip Code


PART II. RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject quarterly report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]    (c) The accountant's statement or other exhibit required by Rule 12b-25
       (c) has been attached if applicable.


PART III. NARRATIVE

State below in reasonable detail the reasons why Form 10-Q could not be filed within the prescribed time period:

Due to certain unresolved issues that may have a bearing on the presentation of the Registrant's financial statements, the Registrant is unable to finalize its financial statements for the three and nine months ended October 31, 2001 at this time. The Registrant expects to have these issues resolved within the next five days. Such delays could not be eliminated by the Registrant without unreasonable effort or expense.


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PART IV. OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

     Charles M. Fuertsch         310              965-8378
     -------------------      ---------       ----------------
           (Name)            (Area Code)     (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investments Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                                 [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                 [ ] Yes [X] No

        If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                         Wherehouse Entertainment, Inc.
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                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: December 17, 2001                By:  /s/ Charles M. Fuertsch
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                                            Charles M. Fuertsch
                                            Vice President, Treasurer




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